Exhibit 99.10

Certificate of qualified person – C. Michael Tansey

I, C. Michael Tansey, do hereby declare that:
1) I currently reside in St. Albert, Alberta, Canada, and am currently employed as a senior mining engineer by EBA Engineering Consultants Ltd. My address is 32 Windsor Crescent, St. Albert, Alberta.
2) I hold a Bachelors of Science in Geotechnical Sciences from the University of Montreal (Loyola College), graduating in 1970.
3) I am a member in good standing in Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (NAPEG), member #1368
4) I am an author and Qualified Person (within the meaning of National Instrument 43-101) responsible for the preparation of the Technical Report entitled:

“SANTA ELENA EXPANSION PRE-FEASIBILITY STUDY AND OPEN PIT RESERVE UPDATE”
SONORA, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
July 25, 2013
Effective Date: April 30, 2013

5) I am responsible, for sections  15.4, 16 excluding 16.2, 16.8, 16.9 and 16.10, 18.2, section 21 excluding 21.1.5, 21.1.6, 21.1.7, 21.2.2, 21.2.3 and 21.3, 25.2 and section 26.3.
6) As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion
Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.
7) I have visited the Santa Elena property in August 2011 for 4 days and January 2012 for 4 days.
8) I have practiced my profession continuously from 1971 to 2006, semi-retired from 2007 to present, and have worked in mine engineering positions at underground nickel, copper, zinc and gold operations in Canada, including senior technical and operations supervision; conducted mining project evaluations, project permitting and closure planning for underground gold properties; and conducted mining research and development projects in the potash industry.
9) I am independent of SilverCrest Mines as independence is described in Section 1.5 of the National
Instrument 43-101. In addition I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.
10) Prior to this report, I have had no prior involvement on this property.
11) To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the parts of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.